

September 28, 2010

Edwin Molina
President
USA Video Interactive Corp.
1224 Mill Street, Bldg 2 – Suite 117
East Berlin, CT 06023

> **Re: USA Video Interactive Corp.**
> **Item 4.01 Form 8-K/A**
> **Filed September 24, 2010**
> **File No. 0-29651**

Dear Mr. Molina:

We have reviewed your filing and response letter dated September 24, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Form 8-K/A Filed September 24, 2010

1.   We note you disclosed the material weaknesses in your internal control over financial reporting as a reportable event pursuant to Item 304(a)(1)(v) of Regulation S-K. Please disclose whether (i) a committee of the board of directors, or the board of directors, discussed the subject matter of each reportable event with JABCO and (ii) whether you authorized JABCO to respond fully to inquiries of the successor accountant concerning the subject matter of each reportable event and, if not, describe the nature of any limitation thereon and the reason therefore. Refer to paragraphs (a)(1)(iv) and (v) of Item 304 of Regulation S-K.

2.   Please file an updated letter from JABCO as an exhibit to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

You may contact Lisa Sellars at 202-551-3348 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

William H. Thompson
Accounting Branch Chief